SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25

Commission File Number   1-8662
NOTIFICATION OF LATE FILING
     Form 10-KSB

     For Period Ended:     June 30, 1996

     ___ Transition Report on Form 10-K      ___  Transition
Report on Form 10-Q
     ___ Transition Report on Form 20-F      ___  Transition
Report on Form N-SAR  Transition   ___ Report on Form 11-K

     For the Transition Period Ended:
_____________________________________________

     Read attached instruction sheet before preparing form.
Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:         Proactive Technologies, Inc.
Former name if applicable:   Keystone Medical Corporation

Address of principal executive office (street and number):
7118 Beech Ridge Trail

City, state and zip code:        Tallahassee, Florida  32312

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

   X   (a)     The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

   X   (b)     The subject annual report, semi-annual report,
transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

____ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      PART III
                      NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On February 12, 1996, the Registrant completed its acquisition of all of the issued and outstanding shares of the common stock of Capital First Holdings, Inc. ("Capital First"), which acquisition was reported on a Form 8-K dated February 12, 1996.

     After the acquisition, Registrant changed management and moved its executive offices from Tulsa, Oklahoma, to Tallahassee, Florida. As described in a Form 8-K dated June 1, 1996, the Registrant has engaged Coopers & Lybrand L.L.P. to be its new principal accountant.

     Because of the numerous accounting issues arising as a result of combining the results of operations of the Registrant and Capital First, with new management in place, Registrant has been unable to provide its new principal accountants with the information needed for them to issue their report on the Registrant's Consolidated Financial Statements without unreasonable effort.

PART IV
OTHER INFORMATION

     (1) Name and telephone of person to contact in regard to this notification

Robert E. Maloney, Jr., Vice President, Corporate Counsel
(904)    668-8500
      (Name)
 (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     10-QSB (9/30/95, 12/31/95, 3/31/96) not filed
     in electronic format
 Yes         X     No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes         X     No

PROACTIVE TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 1, 1996   By /s/ Mark A.Conner
                    Mark A. Conner, President